UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)*

ONEBEACON INSURANCE GROUP, LTD.

(Name of Issuer)

Class B

Common Shares

(Title of Class of Securities)

G67742109

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G67742109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) White Mountains Insurance Group, Ltd. (No. 94-2708455)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 71,754,738 (a)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 71,754,738 (a)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 71,754,738 (a)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 100%

12.	Type of Reporting Person (See Instructions) HC

(a)        White Mountains Insurance Group, Ltd. (“White Mountains”) is the indirect beneficial owner of the 71,754,738 Class B common shares (“Class B Shares”) that are currently held directly by Lone Tree Holdings Ltd., Sirius International Holdings (NL) B.V. and its direct wholly-owned subsidiary, as presented herein, and indirectly through Sirius International Insurance Corporation, as presented herein, and certain other wholly-owned intermediate holding company subsidiaries. This share count reflects the sale by a White Mountains subsidiary of 645,262 Class B Shares to OneBeacon’s ESOP on March 15, 2007.

CUSIP No. G67742109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Lone Tree Holdings Ltd. (No. 98-0527510)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 71,754,738 (b)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 71,754,738 (b)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 71,754,738 (b)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 100%

12.	Type of Reporting Person (See Instructions) HC

(b)             Lone Tree Holdings Ltd. (“LTH”) holds 64,327,289 Class B Shares directly and is the indirect beneficial owner of 7,427,449 Class B Shares held directly by Sirius International Holdings (NL) B.V. and its direct wholly-owned subsidiary, as presented herein, and indirectly through Sirius International Insurance Corporation, as presented herein, and certain other wholly-owned intermediate holding company subsidiaries. On March 15, 2007, LTH sold 645,262 shares to OneBeacon’s ESOP.

CUSIP No. G67742109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sirius International Insurance Corporation (No. - )

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Sweden

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 7,427,449 (c)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 7,427,449 (c)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,427,449 (c)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.4%

12.	Type of Reporting Person (See Instructions) IC

(c)            Sirius International Insurance Corporation does not hold any Class B Shares directly, but is the indirect beneficial owner of 7,427,449 Class B Shares held directly by Sirius International Holdings (NL) B.V. and its direct wholly-owned subsidiary, as presented herein.

CUSIP No. G67742109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sirius International Holdings (NL) B.V. (No. 98-0594088)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 7,427,449 (d)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 7,427,449 (d)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,427,449 (d)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.4%

12.	Type of Reporting Person (See Instructions) HC, CO

(d)    Sirius International Holdings (NL) B.V. (“SIHNLBV”) holds 6,178,271 Class B Shares directly, and 1,249,178 Class B Shares indirectly through a wholly-owned subsidiary. SIHNLBV originally acquired these shares through transactions with affiliates on August 15, 2008 and July 1, 2011.  The shares held by SIHNLBV’s subsidiary were contributed to that subsidiary on December 6, 2011.

Schedule 13G

Item 1.
	(a)	Name of Issuer OneBeacon Insurance Group, Ltd.
	(b)	Address of Issuer’s Principal Executive Offices One Beacon Lane, Canton, MA 02021

Item 2.
	(a)	Name of Person Filing See the Cover Pages for each of the Reporting Persons
(b)

Address of Principal Business Office or, if none, Residence

White Mountains Insurance Group, Ltd.

80 South Main Street

Hanover, New Hampshire 03755

Lone Tree Holdings Ltd.

14 Wesley Street, 5th Floor

Hamilton HM 11Bermuda.

Sirius International Insurance Corporation

Birger Jarlsgatan 57B

SE - 113 96 Stockholm, Sweden

Sirius International Holdings (NL) B.V.

De Boelelaan 7,

1083 HJ Amsterdam

The Netherlands

	(c)	Citizenship

		Reporting Person	Place of incorporation:
		White Mountains Insurance Group, Ltd.	Bermuda
		Lone Tree Holdings Ltd.	Bermuda
		Sirius International Insurance Corporation	Swedish
		Sirius International Holdings (NL) B.V.	The Netherlands
	(d)	Title of Class of Securities Class B Common Stock ($.01 par value)
	(e)	CUSIP Number G67742109

Item 3.		If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: See the Cover Pages for each of the Reporting Persons.
(b) Percent of class: See the Cover Pages for each of the Reporting Persons.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote
(ii) Shared power to vote or to direct the vote
(iii) Sole power to dispose or to direct the disposition of
(iv) Shared power to dispose or to direct the disposition of See the Cover Pages for each of the Reporting Persons.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
See Exhibit A

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certifications
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 3, 2012

WHITE MOUNTAINS INSURANCE GROUP, LTD.

by:	/s/ J. Brian Palmer
Name:	J. Brian Palmer
Title:	Chief Accounting Officer

LONE TREE HOLDINGS LTD.

by:	/s/ Jennifer L. Pitts
Name:	Jennifer L. Pitts
Title:	Director

SIRIUS INTERNATIONAL INSURANCE CORPORATION

by:	/s/ Göran Thorstensson
Name:	Göran Thorstensson
Title:	Chief Executive Officer

by:	/s/ Lars Ek
Name:	Lars Ek
Title:	Chief Financial Officer

SIRIUS INTERNATIONAL HOLDINGS (NL) B.V.

by:	/s/ John Sinkus
Name:	John Sinkus
Title:	Class A Director

Schedule 13G

Exhibit A

Members of the Filing Group

Parent Holding Company

White Mountains Insurance Group, Ltd.

Subsidiaries of White Mountains Insurance Group, Ltd.

Lone Tree Holdings Ltd. (Holding Company)

Sirius International Insurance Corporation (Insurance Company)

Sirius International Holdings (NL) B.V. (Holding Company)